UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-38430

OneSmart International Education Group Limited

2161 North Zhongshan Road

Putuo District, Shanghai

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This current report on Form 6-K was submitted in connection with the appointments of Dr. Robert Angell and Dr. Mengchu Zhou as independent directors of the board of directors (“Board”) of OneSmart International Education Group Limited (the “Company”) and Mr. Chee Jiong Ng as the Chief Financial Officer of the Company.

Dr. Robert Angell is an expert in healthcare AI, predictive analytics, temporal medicine, and data science. Since May 2019, he has been the principal and founder of Applied Data Sciences, LLC, a data science company, and CoMorbus, a public health provider. Dr. Angell was a data scientist at the division of cardiovascular genetics in University of Utah, where he provided support to all data science activities from 2014 to 2018. Dr. Angell was an adjunct faculty at Salt Lake Community College from 2009 to 2014, where he taught computer science related courses. Dr. Angell received her Ph.D. degree in biomedical informatics and Bachelor’s degree in industrial engineering from University of Utah.

Dr. Mengchu Zhou has been the Distinguished Professor of electrical and computer engineering in the Helen and John C. Hartmann Dept. of Electrical and Computer Engineering at New Jersey Institute of Technology (NJIT) since 2013. He is a Fellow of the Institute of Electrical and Electronics Engineers (IEEE), a Fellow of the International Federation of Automatic Control (IFAC), a Fellow of the American Association for the Advancement of Science (AAAS) and a Fellow of the Chinese Association of Automation (CAA). Zhou is the Founding Editor-in-Chief of the IEEE/Wiley Book Series on Systems Science and Engineering and the Editor-in-Chief of the IEEE/CAA Journal of Automatica Sinica. In 2015, he received the Norbert Wiener Award for "fundamental contributions to the area of Petri net theory and applications to discrete event systems," from the IEEE Systems, Man, and Cybernetics Society which also awarded him the Franklin V. Taylor Memorial Award for Best Paper award in 2010. Dr, Zhou earned his Ph.D. in Computer & Systems Engineering, Rensselaer Polytechnic Institute in 1990. He completed his M. S. in Automatic Control, Beijing Institute of Technology in, 1986 following the completion of his B. S. in Control Engineering, Nanjing University of Science & Technology in 1983.

Upon the appointments the Board now consists of three members, two of whom are independent directors, namely Dr. Angell and Dr. Zhou. Each of the audit committee, compensation committee and nominating and corporate governance committee of the Board will consist of the two independent directors. In particular, Mr. Angell has been designated as the chairman of the nominating and corporate governance committee of the Board and Dr. Zhou has been designated as the chairman of the compensation committee.

Mr. Chee Jiong Ng, served as chief financial officer of Dunxin Financial Holdings Ltd (NASDAQ:DXF) from June 2010 to May 2021. Mr. Ng has more than 20 years of experience in the finance sector and has served in various management roles at several companies before joining the Company. Mr. Ng has been qualified as a Certified Public Accountant of the Australian Society of Certified Public Accountants since 1999. Mr. Ng received his bachelor’s degree in Economics from the University of Sydney, Australia and his master’s degree in Commerce from the University of New South Wales, Australia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneSmart International Education Group Limited

By	:	/s/ Xi Zhang
Name	:	Xi Zhang
Title	:	Chairman of the Board of Directors and Chief Executive Officer

Date: November 29, 2021